Exhibit 99.3

Non-GAAP Financial Measures

To supplement our unaudited condensed consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, we use the following non-GAAP financial measures for our consolidated results: EBITDA which represents net loss before interest expense, provision for income taxes, depreciation and amortization expenses. We believe that EBITDA helps our shareholders, investors and others understand and evaluate our core operating performance.

EBITDA does not represent net income, as that term is defined under GAAP, and should not be considered as an alternative to net loss as an indicator of our operating performance. Additionally, EBITDA is not intended to be a measure of free cash flow available for management or discretionary use as such measure does not consider certain cash requirements such as capital expenditures, tax payments and debt service requirements. In light of the foregoing limitations, you should not consider EBITDA as a substitute for, or superior to, net loss prepared in accordance with U.S. GAAP. We encourage our shareholders, investors and others to review our financial information in its entirety and not rely on any single financial measure.

EBITDA is presented to enhance investors’ overall understanding of our financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measures to their most directly comparable GAAP financial measures. As EBITDA has material limitations as analytical metrics and may not be calculated in the same manner by all companies, it may not be comparable to other similarly titled measures used by other companies.

	For the six months ended September 30,
	2025	2024
	US$	US$
Net loss	(5,552,158)	(802,442)
Interest expense, net	1,519,193	359,624
Provision for income taxes	(221,072)	(10,444)
Depreciation and amortization expenses	1,518,185	1,180,513
EBITDA	(2,735,852)	727,251